ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 1, 2014	Adam M. Schlichtmann 617-951-7114 617-235-7346 fax adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	State Street Institutional Investment Trust (the “Trust”) (Registration Nos. 333-30810 and 811-09819)
Post-Effective Amendment Number 50 to the Trust’s Registration Statement on Form N-1A Filed on May 12, 2014, Pursuant to Rule 485(a) under the Securities Act of 1933, as Amended

Ladies and Gentlemen:

This letter provides the Trust’s response to comments on the above-referenced amendment to the Registration Statement of the Trust, relating to the State Street Clarion Global Infrastructure & MLP Fund (the “Fund”), a series of the Trust, that Ms. Stephanie Hui and Ms. Christina DiAngelo Fettig provided by telephone and email to Adam Schlichtmann on June 20, 2014. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Prospectus Comments

1.	If predecessor performance is shown, please include two years’ worth of Regulation S-X compliant audited financial statements of the predecessor as exhibits to the registration statement.

Response: The Fund notes that inclusion of financial statements related to a predecessor was not a requirement under the no-action letter issued to MassMutual Institutional Funds (Sept. 28, 1995) and believes the inclusion of the financial statements would be confusing and raise difficult issues regarding the

August 1, 2014

predecessor’s status under the securities laws. In addition, the Fund is aware of a number of registered funds that have included predecessor performance without filing the requested financial statements as exhibits to the registration statement. Accordingly, the Fund declines to add the audited financial statements of the predecessor as exhibits to the Fund’s registration statement. We would be happy to discuss this position with you or other members of the staff, as you suggested.

2.	Because the fee table was blank in the 485(a) filing, please provide the fee table in your response letter.

Response: The fee table is still being finalized and we will include it in the 485(b) amendment for this fund; however, we would be happy to send you the fee table supplementally prior to filing the 485(b) amendment for your review.

3.	If predecessor performance and related financial statements are included in the registration statement, show the portfolio turnover rate of the predecessor fund.

Response: The Fund has added the portfolio turnover rate of its predecessor in response to this comment.

4.	The 4th paragraph of the principal investment strategy disclosure says that the Fund may hold a portion of its assets in high quality debt instruments. Please add principal risk disclosure regarding debt instruments.

Response: The requested change has been made.

5.	The 5th paragraph of the principal investment strategy disclosure says “The notional value of the Fund’s investments in derivatives or other synthetic instruments that provide exposures comparable, in the judgment of the Adviser, to investments in infrastructure companies or MLP investments may be counted toward satisfaction of this 80% policy.” It is the Staff’s position that if derivatives are counted toward the 80% policy, the mark to market value should be used.

Response: The relevant disclosure has been deleted because the Fund does not intend to invest in derivative contracts as part of its principal investment strategy.

6.	If derivatives are used as part of the principal investment strategy, include relevant principal strategy and principal risk disclosure.

Response: The Fund does not intend to invest in derivative contracts as part of its principal investment strategy.

7.	The Fund’s Principal Investment Strategy disclosure says “The Fund intends to limit its investments in MLP and related entities to the extent necessary to qualify as a regulated investment company (“RIC”) for tax purposes.” State the 25% limitation here that is referred to elsewhere in the prospectus.

August 1, 2014

Response: The requested change has been made.

8.	Emerging markets risk is identified as a principal risk. If it is a principal risk of investing in the fund, investments related to emerging markets should be discussed in the principal investment strategy disclosure.

Response: The requested change has been made.

9.	If the Fund invests in emerging markets, include an explanation of how the Fund determines whether a market is an emerging market.

Response: Because the Fund has no investment policy limiting its ability to invest in emerging market securities or requiring it to invest a minimum amount of its assets in emerging market securities, the Fund does not believe that adding a definition of what it considers to be an emerging market would enhance investor understanding of the Fund’s investment strategy.

10.	Consider adding an energy sector risk factor.

Response: The requested change has been made.

11.	Where the Fund indicates that investing over 25% of its assets in MLPs could jeopardize qualification as a regulated investment company, disclose the consequences of failing to so qualify.

Response: The requested change has been made.

12.	Consider whether both “Market Risk” and “Stock Market Risk” are necessary.

Response: The Fund believes that the two disclosures address sufficiently different top that investor understanding is aided by retaining both risk factors.

13.	If the Fund shows performance of its predecessor, please respond to the following comments.

The Fund has consulted with CBRE Clarion Securities LLC (“CBRE Clarion”) regarding the following and basis its responses on information provided by CBRE Clarion.

a.	Was the predecessor fund operated in compliance with Subchapter M under the Internal Revenue Code (the “Code”)?

Response: The predecessor fund was not a regulated investment company under the Code; however, it was operated in a manner so that it is

August 1, 2014

expected that it would have been in compliance with Subchapter M under the Code if it had elected to be a regulated investment company under the Code.

b.	Please confirm that the predecessor fund was not formed for the purpose of creating a performance record.

Response: The predecessor fund was not formed for the purpose of creating a performance record for the Fund. The predecessor fund was created in March 2012 to offer the global infrastructure and MLP strategy to investors eligible to invest in a private fund. The predecessor fund was seeded with proprietary capital from CBRE Clarion and an affiliate of CBRE Clarion to initiate the formation and commence operations.

Although it was the first account managed by CBRE Clarion in the global infrastructure and MLP strategy, the predecessor fund was not created for the purpose of converting into a registered fund.

c.	Has the investment adviser managed other accounts substantially similar to the predecessor and, if so, were they converted into registered funds?

Response: In June 2013, CBRE Clarion launched a registered open-end investment company (CBRE Clarion Global Infrastructure Value Fund, a series of The Advisors’ Inner Circle Fund1). The Global Infrastructure Value Fund is managed in the same strategy as the predecessor fund and the Fund. CBRE Clarion has not managed any other accounts substantially similar to the predecessor fund.

d.	Why was the predecessor chosen to become a registered fund?

i.	Response: The predecessor fund’s investment strategy is consistent with the constraints imposed by applicable law on a registered fund, and registered fund status is expected to offer more favorable opportunities for distribution.

14.	In the predecessor fund performance disclosure, state that the predecessor was not subject to other restrictions under the 1940 Act and the Internal Revenue Code in addition to say that is was not subject to the investment and tax restrictions that the Fund is subject to.

Response: The Fund has revised its disclosure in response to this comment.

15.	Explain why predecessor performance was adjusted by Class A expenses and not a different share class.

[1]	The Advisors’ Inner Circle Fund is an open-ended registered investment company sponsored by a fund administration company unaffiliated with either CBRE Clarion or State Street Corporation.

August 1, 2014

Response: Estimated Class A operating expenses are greater than the actual expenses of the Fund’s predecessor and, therefore, the total return figures shown are less favorable than what would be shown if the predecessor’s performance was shown as adjusted for its own expenses. While Class I shares are currently expected to be the largest share class, Class I shares are not subject to distribution fees. Class A shares are expected to be the largest share class that asses distribution fees. In the Amendment, annual returns in the bar graph will be shown adjusted for Class A expenses and average annual total returns will be shown separately adjusted for each of Classes A, C, I and K.

16.	Is the Fund’s maximum sales load reflected in predecessor performance data?

Response: The maximum sales load is reflected in the average total return table, but not in the annual return bar graph in a manner that is intended to be consistent with Item 4 of Form N-1A.

17.	If the Fund can invest in derivatives, disclose what kinds of derivatives that it may use, even if not part of the principal investment strategy.

Response: The Fund does not currently intend to invest in derivatives as part of its principal investment strategy. The Statement of Additional Information includes disclosure about the Fund’s investments in derivatives.

18.	Are when-issued or delayed-delivery transactions used as part of the Fund’s investment strategy? If so, disclose their usage.

Response: The Fund may invest in when-issued or delayed-delivery transactions although such transactions are not anticipated to be a part of the Fund’s principal investment strategy. The Fund has supplemented the disclosure in the Statement of Additional Information to include delayed-delivery transactions.

19.	The securities lending disclosure indicates that securities lending is not used to leverage the Fund. Even if the purpose is not to create leverage, since the transaction involves leverage please delete the disclosure.

Response: The requested change has been made.

20.	Does the investment adviser pay the subadviser’s management fee? If so, please disclose that fact.

Response: The Adviser pays the Sub-Adviser for the services the Sub-Adviser provides to the Portfolio and the Fund. The requested change has been made.

August 1, 2014

Statement of Additional Information Comments

21.	In the SAI, disclose how the Fund intends to cover its derivatives positions, either by adding a separate paragraph regarding covering derivatives or by adding disclosure each time a derivative instrument is discussed to explain how the Fund would cover such a position.

Response: The requested change has been made.

22.	In the SAI, where the Fund refers to high yield securities, indicate that they are commonly known as junk bonds.

Response: The requested change has been made.

*            *             *

The Trust acknowledges the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Securities and Exchange Commission (“SEC”) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Corporation may not assert SEC Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann